2024 REPORT

Nopalera


NOPALERA

LETTER

Dear investors,

Nopalera has many exciting opportunities on the horizon this year. It has grown beyond hair care and personal care products. Last year, we launched the first set of fragrance which was very exciting and the feedback has been positive. We are launching in ULTA Mexico, MECCA Australia, a collaboration with Disney, a collaboration with IBARRA. We are also looking at new distributions channels and exploring sales outside the US.

We need your help!

One of the biggest issue faced by Nopalera is not having sufficient inventory available on hand. Recently, we had to push back on selling with QVC because we did not have sufficient capital to buy the inventory needed to meet the demand. As such, Nopalera is

the inventory needed to meet the demand. As such, Nopalera is constantly looking for high net worth individuals or lenders that can provide working capital loans with longer terms and better rates in order to expand its business.

Sincerely,

Sandra Velasquez

CEO

Laura Lucas

Partner

How did we do this year?

REPORT CARD

B-

☺ The Good

New product launch was successful and increased gross margin by 20 points.

Improved KPI tracking to measure growth.

Grew with little resources.

☹ The Bad

The Bad

Raising pre-A round took longer than expected.

Took on high interest loans to buy inventory.

We had to change third party logistics company.

2024 At a Glance

January 1 to December 31


$$$$

$2,150,057 **+21%**
Revenue



-$1,317,366
Net Loss


IOU!

$605,825 **+59%**
Short Term Debt



$1,227,287
Raised in 2024



$197,000
Cash on Hand
As of 03/25/25

INCOME BALANCE NARRATIVE

INCOME BALANCE NARRATIVE


Revenues
Profit
$1,782,537
-$1,543,991
$2,150,057
-$1,317,366
2023
2024

Net Margin: -61% Gross Margin: 63% Return on Assets: -131% Earnings per Share: -$0.14

Revenue per Employee: $430,011 Cash to Assets: 33% Revenue to Receivables: 3,977

Debt Ratio: 60%

Nopalera_2024_-_Financial_Statements.docx.pdf

Nopalera_2023.pdf

We ❤ Our 400 Investors

Thank You For Believing In Us

Andre Harrell	Ace Irvinski	Erika Huerta-...	Kimberly Key Young	Pattie Mercadante	Hatem Rowaihy
Grace Almeida	Incolo Life	Socorro Sperati	Vanessa Santos	Richard Hill	Rosie Velasquez
Arturo Medina	Luzy King	Maria Iniguez	Melyssa Mendoza	Paula Kirsic	C Prescott

Benjamin Donie
Alejandra Leon
Fanny Grande
Juan Heredia
Elida M Bautista
Virginia Blanco
Hady Mendez
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Ivellisse Serrano
R T
Maribel Mendoza
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Kim Tercero

Neil Egan
Reina Aguilar
Ginger Sepulveda
Kathy Cano-Murillo
Salvador Morales
Shantal M Merchain
Katherine Vargas
Anna Lisa Vargas
Desiree Johnson
Maria G Villanueva
Victoria DuBois
Lillian Lara
Celeste Campa
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Jessica Pierce
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Christine Castro
Karina Mora
Sarah G Grant
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Rajesh Namile
Luisa Salcedo
Lenica Morales...
Jorge Duarte
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Miriam Olivas
Melissa Canet
Jesus Ochoa
Sandra Murillo-...
Adela Zamora
Mike Wooten
Danielle Jakubowski
Julia Loman
Annalisa Meyer
Frances Prado
Katherina Reyes
Mayra RUANO
Ashley Campo
Tanisha Parrish
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Maeve Fields
Celina Sanchez
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Rudy Gonzalez
Betty Villegas
Julyanne Roldan-...
Humberto Rosales
Beth Lakretz
Pam Covarrubias
Julie Neale
Stephanie Tompkins
Nichole R
Gennifer Cortez
JoAnn Gometz
Lynette Correa-VeLEZ

Adrian Najar
Ali Abdulla Rashed...
Evelia Torres
Luz María Vargas
Cristal Magana
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Ery Millan-Coffey
Brian Lallement
Mayra Najera
Chris RAMEY
Reyna Rodriguez
Dora Juanita Carrillo
Lynne B
Paniz Abbaspour
Christopher Bueno
Beatriz Acevedo
Cristina Fernandez
Adriana Chittuluru
Jessica Becerra
Viridiana Ponce
Laura Soriano (Laura)
Nycole Rodriguez
Valeria Duarte
Danielle Clack
Sharmie Williams
Ariana Rodriguez
Max Rivera
Ernestina FLORES
Jorge Rodriguez
Yvonne Varela
Marisol Corona
Gloria Irigoyen-Salinas
Melissa Baker
Margarita Arriagada
Liz Cercado
Victor Arias
Rosa Valdes
Erika Bruno
Marléne Aboncé-...
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Paloma Ramos
Kalish Nesbitt
Nicki Hill
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Idrees Muhammad
Grace Hernandez
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Kimberly Macias
Cara Fresquez
Jessica Ramirez
Maria Ponce
Jonathan Barona
Elizabeth Yznaga
Alanna Gonzalez
Tony LeRoy
Sonia Vazquez
Judy Zayas-Bazan

Pooja Ganesan
Dakota McMahand
Suzanne Rodriguez
Marisela Nunez
Mayra Gomez-Sanchez
Laura Olvera
Virginia L. Gutierrez
Sandra Alvarez
Lindsay Taylor
Jill Manty
Rebecca Alvarez
Maria Brambila
Diana Mendez
Cristina Zarate
M Geneva Ruiz
Daisy Medina
Dulce Silva
Gabriel Martinez
Joe Ferrentino
Eliana Alcantar
Katryna Fredlund
Andrea Flores
Yannina Casillas
Raylene Moreno
Diya Shah
Sarkis Coury
Mayra Rosas
Hilary Nalven
Julia Firestone
Prados Beauty
Christina Twist
Laura Garza
Latasha N Diggs
Meryl Bezrutczyk
Josefina Madrigal
Rosa Gonzalez
Kaileigh McCrea
Marie Charlet
Yareli Campos
Stacey Gordon
Carla Zuniga
Rene & Lorena Garza...
Anne Sacquitne
Monica SanMiguel
Andrea Hall
Benita J. Harden
Adriana Brava
Marisela Elias
Danielle Cendejas
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Maricela Menchaca
Jonas Flores
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Scott Borlace
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Maria Leal
Ana Garcia

Yesenia Mendoza-...
Yanira Castro`
Ruby Garcia
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Alba Gabriela
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Daniella Rivera
Marna Fox
Julie R Hernandez
Sheena Lister
Serena McMillon
Ellen Christine
Nancy Rosales
Alicia Rivera De...
Jacqueline Alcantar
Lucia Diaz
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Diana Lopez
Jessica De La Rosa...
Bm CP
Stephanie Hatchett
Salima B
Veronica Molina
Charu Thomas
Nonnie Mullin
Maria Calzolari
Eric Bennett
Georgina Otvos
Jill Hilbrenner
Kevin Hernandez
Paola Mendoza-Yu
Roberto A LOPEZ
Lydia Riforgiato
Gabriela Rodriguez
Cynthia Agudo
Kasey Lee

Joey Bravo
Daniel Quinones
Leslie Borrell
Francis Sanchez
Jennifer Andrea Porras
Bibi Rubio
Aurora Madueno
Isabel Guel
Tange English
Binny Koshy
Benjamin Jones
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Lucero Alcala
Kanisha McLaughlin
Rosa Barrientos
Leonor B Gil
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Jeff Lin
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Sara Mora
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Maria Flores
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Sijia Yu
Rosa Ponce
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Mireya Hurtado
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Barrio Cafe808...
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Astrid Arias
Andrea Diaz
Lindsey Rinehart
Gricelda Jimenez
Carolin Contreras
Tava Chunn
Florence Chung...
Sophia SuceRosado
Sil Fer

Thank You!

From the Nopalera Team



Sandra Velasquez

CEO

I had a vision to create an elevated Latina beauty brand that would change the narrative about the value of our goods in the market while inspiring our community to...



Priscilla Camacho

VP of Sales

Priscilla has been with Nopalera since November 2020. She brings 19 years of wholesale experience with her, having...



Sam Gomez

Marketing Manager

Joined Nopalera in 2020. Strategizes marketing efforts, including milestone moments such as a Shark Tank...



Eric Bennett

Performance Marketer



Amanda Lopez

Brand Photographer

Eric joined the Nopalera team in October 2023 to help drive profitable growth and marketing efficiency across all...

Amanda joined Nopalera in 2020 bringing with her over a decade of experience creating content for companies such as...



Edith Castro

Community Manager

Edith joined the Nopalera team in 2022 as a Social Media Intern. She currently serves as the Community Manager, creating...



Alex Corral, CPA

Controller

Leads the accounting function for Nopalera. Alex is a CPA with approximately 15 years of experience in accounting and...



Marie Charlet

Fractional VP of Finance

Solution-driven finance executive constantly looking for more efficient and accurate methods of reporting on and...



Alex Corral

Accountant

Accounting Superstar

Details

The Board of Directors

Director	Occupation	Joined
Laura Lucas	VC @ L'Attitude Ventures	2022

Sandra Velasquez	CEO, NOPALERA @ NOPALERA	2020

Officers

Officer	Title	Joined
Sandra Velasquez	CEO Treasurer Secretary President CFO	2020

Voting Power

Holder	Securities Held	Voting Power
Sandra Velasquez	6,000,000 Common Stock	58.0%
L'Attitude Ventures II, LLC	2,078,656 Preferred Stock	20.1%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2022	$489,655		Section 4(a)(2)
09/2022	$424,000	Preferred Stock	Section 4(a)(2)
10/2023	$2,000,000	Preferred Stock	Section 4(a)(2)
10/2023	$30,000		Other
03/2024	$201,006	Safe	Section 4(a)(2)
03/2024	$55,000	Safe	Section 4(a)(2)
05/2024	$100,000	Safe	Section 4(a)(2)
05/2024	$256,281		4(a)(6)
10/2024	$50,000	Safe	Section 4(a)(2)
10/2024	$250,000	Safe	Section 4(a)(2)
12/2024	$315,000		Other
02/2025	$25,000	Safe	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
Tim Dixon	10/02/2023	$30,000	$20,000	5.0%	03/02/2025	Yes
Shopify	12/21/2024	$315,000	$258,296	22.0%	09/30/2026	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	11,000,000	6,632,232	Yes

Preferred Stock	2,834,265	2,782,299	Yes

Warrants:	0
Options:	926

Form C Risks:

The Company, like many comparable consumer brands, may make capital expenditures in such areas as research and development, and future project development. Therefore, management of working capital, strategic planning of capital expenditures and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must to be managed well to ensure profitability. Motze understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high interest rate levels.

In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

We are a consumer products company that operates in the highly competitive consumer health products industry. Our success depends on our ability to anticipate and respond to shifts in consumer trends, including increased demand for products that meet the needs of consumers who are increasingly concerned with health and wellness, our product quality, our ability to develop products that are responsive to consumer preferences and our ability to respond to product and pricing pressures. Consumer preferences may shift due to a variety of factors, including the aging of the general population, consumer concerns regarding the health effects of certain materials. There is no guarantee that the Company's products will successfully anticipate future consumer preferences or be able to adapt to changing consumer preferences.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms

and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

We cannot guarantee that retailers we are in conversations with will bring us in. These delays in retail expansion could slow our growth. Breaking into big retail takes time.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be

limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;

trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

NOPALERA, INC.

Delaware Corporation
Organized February 2022
5 employees
7700 BROADWAY ST
STE 104 #1025
SAN ANTONIO TX 78209 https://nopalera.co/

Business Description

Refer to the Nopalera profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Nopalera is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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